# SEC Schedule 13G/A (Amendment No. 20) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cohen & Steers, Inc., CIK 0001284812
CUSIP: 19247A100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1166 Avenue of the Americas, New York, New York (NY), 10036
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001284812-25-000099
Filed by CIK 0001181496

## Reporting persons
- Martin Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 843,755; shared voting power 8,171,461; sole dispositive power 843,755; shared dispositive power 8,171,461; aggregate amount beneficially owned 9,015,216 (17.7% of the class)

## Item 1. Issuer
Name of issuer: Cohen & Steers, Inc.
Address of issuer's principal executive offices: 1166 Avenue of the Americas, New York, NY 10036

## Item 2. Person Filing
Name of person filing: Martin Cohen
Address of principal business office or, if none, residence:
For purposes of this filing, the address of Martin Cohen is:
1166 Avenue of the Americas, New York, NY 10036
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2025, Mr. Cohen beneficially owned 9,015,216 shares of common stock, which includes 8,171,461 shares held in the Martin Cohen 2018 Revocable Trust, of which Mr. Cohen and a member of his family serve as trustees.
Percent of class: 17.7
Sole power to vote or to direct the vote: 843,755
Shared power to vote or to direct the vote: 8,171,461
Sole power to dispose or to direct the disposition: 843,755
Shared power to dispose or to direct the disposition: 8,171,461

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Martin Cohen: /s/ Martin Cohen, Martin Cohen (04/21/2025)